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                                December 1, 2022

       Hiroyuki Sugimoto
       Chairman and Chief Executive Officer
       SYLA Technologies Co., Ltd.
       Ebisu Prime Square Tower 7F, 1-1-39
       Hiroo, Shibuya-ku, Tokyo, Japan

                                                        Re: SYLA Technologies
Co., Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed November 16,
2022
                                                            File No. 333-268420

       Dear Hiroyuki Sugimoto:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2022 letter.

       Registration Statement on Form F-1 filed November 16, 2022

       Risk Factors, page 19

   1. We note your disclosure that the deposit agreement contains a jury trial waiver that is applicable to any claim
under the U.S. federal securities laws. Please provide appropriate risk factor disclosure
to highlight the material risks related to this provision, including the possibility of less
favorable outcomes, uncertainty regarding its enforceability, the potential for increased
costs to bring a claim, whether it may discourage or limit suits against you and whether
the provision applies to purchasers in secondary transactions.
 Hiroyuki Sugimoto
FirstName LastNameHiroyuki
SYLA Technologies   Co., Ltd. Sugimoto
Comapany1,
December  NameSYLA
             2022      Technologies Co., Ltd.
December
Page 2    1, 2022 Page 2
FirstName LastName
There is a risk that we will be a passive foreign investment company..., page
19

2. Please revise your disclosure here and elsewhere in your prospectus where you discuss passive foreign investment company considerations to state whether you were a PFIC in the prior taxable year.
As a "foreign private issuer" we are permitted, and intend, to follow certain home country corporate governance..., page 21

3. Please ensure that your disclosure here is consistent with your disclosure and intent as discussed under each of the practices referenced under "Corporate Governance
         Practices" on page 113, including, for example, the quorum requirement.
Description of Business, page 82

4. We note your revised graphic titled "No. 1 share of domestic real estate crowdfunding membership" on page 86 of your prospectus. Please discuss the basis for the membership numbers forecasted through fiscal year 2027 in the chart and tell us why you believe it is reasonable to include a five-year forecast.
5. On page 95 of your prospectus you cite a market survey by Japan Marketing Research
         Organization, which you "engaged for a fee in the amount of   1,900
thousand
         (approximately US$14 thousand) to conduct." Please file a written consent of the Japan
         Marketing Research Organization as an exhibit to your registration statement, or advise us why you are not required to do so under Rule 436 of Regulation C and
Section 7 of the
         Securities Act.
6. With respect to the Rimawari-kun Miner business, we note your disclosure that your proprietary AI switch system allows AI "to instantly determine highly profitable cryptocurrencies and performs mining to provide highly profitable performance." Please provide additional details regarding your plans to engage directly in cryptomining and how your AI system allows you to instantly determine profitable cryptocurrencies.
7.       Please tell us why management believes there is a reasonable basis to present a
         financial forecast through fiscal year 2024 for net sales and ordinary income, as displayed in the "Business growth through platform expansion" graphic on page 100 of the prospectus. In addition, please detail management's basis and the underlying assumptions used to support the projections. Refer to Item 10(b) of Regulation
S-K.
8. Refer to comment 16. To the extent material, disclose the costs to you associated with purchasing Rakuten points. In addition, we note that you have revised your disclosure to remove any reference to the ability to convert Rakuten points into Rimawari-kun coins because you have not yet launched the program. Please tell us whether you have publicly disclosed or advertised your plans to issue Rimawari-kun coins in any forum, including to
         Rakuten members. If so, include a discussion of the development and status of this program. Refer to Item 4(a) of Form F-1 and Item 4.B.1 of Form 20-F. Hiroyuki Sugimoto
FirstName LastNameHiroyuki
SYLA Technologies   Co., Ltd. Sugimoto
Comapany1,
December  NameSYLA
             2022      Technologies Co., Ltd.
December
Page 3    1, 2022 Page 3
FirstName LastName
9. We note your revisions in response to comment 18. Please further revise to provide more balanced disclosure regarding your full set of key performance indicators (KPIs). In this regard, please discuss all of your KPIs and not only those that have already been met. In addition, as previously indicated, to the extent you have identified any challenges to achieving, or have not met, one or more KPIs, please expand your disclosure to address this.
10. We note your response to comment 19. Please describe in quantified or qualified terms what you mean by "smaller units" available to individual investors on the Rimawari-kun crowdfunding platform. In this regard, we note that data centers are among the possible investments for individual investors.
11. We note your response to comment 22. Please clarify the requirements for Rimawari-
         kun customers to participate in Rimawari-kun Town. Specifically, clarify whether there will be alternatives for customers not using the metaverse to be able to access and review your real estate assets. In addition, please tell us whether Rimawari-kun Town will function even if you determine not to launch Rimawari-kun coins. Management
Board of Directors, page 114

12. Please reconcile the disclosure on page 114 of your prospectus, which states that "[t]he term of office of any director expires . . . within one year after such director's election to office," with your articles of incorporation (Exhibit 3.1), which states in Article 22 that
         "[t]he term of office of Directors shall be until the conclusion of the Annual General
         Meeting of Shareholders for the last business year ending within ten
(10) years after their
         election." We note a similar discrepancy with regard to the term of office for a corporate auditor, which you state on page 114 is within four years of their election but which, according to Article 34, is within ten years after their election. Enforceability of Civil Liabilities, page 155

13. Please revise your disclosure to include all of the information required by Item 101(g) of
         Regulation S-K, including, for example, discussing whether any treaties or reciprocity may exist with Japan and the United States, and whether any processes exist where investors may bring original actions or judgments may be enforced.
Note 1 - Organization and Description of Business
Reorganization, page F-40

14. We reviewed your response to our prior comment 21. Please tell us if any of the disposed businesses were in a dissimilar business to that of the company, as described by SAB
         Topic 5:Z.7. Also, tell us how you determined that the businesses and operating results of the disposed entities were immaterial to the company's consolidated financial statements.
         We refer you to SAB Topic 1M.
 Hiroyuki Sugimoto
SYLA Technologies Co., Ltd.
December 1, 2022
Page 4
Note 2 - Summary of Significant Accounting Policies
(n) Revenue Recognition, page F-47

15. We note your revenue recognition policy for revenue from mining machine operation and management services. Please expand your disclosure to discuss in greater detail what
      "mining machine operation and management services" entail and the rights and obligations that go along with each of those services.
(p) Segment Reporting, page F-48

16. We note your disclosure stating that your operations constitute a single reportable segment. We further note that real estate sales and land sales made up 61.5% and 18.7%
      of revenue as of June 30, 2022, respectively and various other revenue streams are growing. Please tell us why you believe one reportable segment is still appropriate as of
      June 30, 2022. We refer you to ASC 280-10-50.
Note 22 - Subsequent Events, page F-65

17. We note your disclosure stating that on May 13, 2022, you issued a warrant to purchase
      2% of the fully diluted shares of the company for professional services to be provided by
      HeartCore in connection with the IPO. We also note your disclosure discussing the exchange of the warrant for stock acquisition rights on November 9, 2022. On page 106 you discuss the services that HeartCore is providing, and it appears that HeartCore already began providing these services as of June 30, 2022. Accordingly, please tell us how you accounted for the stock acquisition rights, as well as the $500,000 in cash compensation due to HeartCore, as of June 30, 2022.
       You may contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                           Sincerely,
FirstName LastNameHiroyuki Sugimoto
                                                           Division of
Corporation Finance
Comapany NameSYLA Technologies Co., Ltd.
                                                           Office of Real
Estate & Construction
December 1, 2022 Page 4
cc:       Craig D. Linder, Esq.
FirstName LastName